UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

APRIL 11, 2011

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: April 11, 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary

Appendix 3F

Final share buy-back notice

Rule 3.8A

Appendix 3F

Final share buy-back notice

(except minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001, 11/01/10

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN/~~ARSN~~

BHP Billiton Limited	49 004 028 077

We (the entity) give ASX the following information.

Description of buy-back

1 Type of buy-back	Selective buy-back on equal access buy-back
conditions (as modified by ASIC)

Details of all shares/units bought back

2 Number of shares/units bought back	146,899,809

3 Total consideration paid or payable for the shares/units	A$6,000,857,197.65

4 If buy-back is an on-market buy-back - highest and lowest price paid	highest price: N/A
date:

lowest price: N/A
date:

+ See chapter 19 for defined terms.

Appendix 3F

Final share buy-back notice

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

or, for trusts only:

1.	The trust is in compliance with all requirements of the Corporations Act as modified by Class Order 07/422, and of the trust’s constitution, relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	/s/ Jane McAloon	Date: 11 April 2011
(Director/Company secretary)

Print name:	Jane McAloon

+ See chapter 19 for defined terms